UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ in millions and shares in thousands, except per share amounts)

	Notes	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		435	907
Restricted cash and cash equivalents		152	199
Trade and other receivables, net	5	1,017	846
Inventories	6	181	169
Other current assets		607	480
Assets held for sale	3	4	839
Total current assets		2,396	3,440
Systems, equipment and other assets related to contracts, net		956	1,068
Property, plant and equipment, net		118	132
Operating lease right-of-use assets		283	288
Goodwill	11	4,670	4,713
Intangible assets, net		1,453	1,577
Other non-current assets		1,500	1,774
Total non-current assets		8,981	9,552
Total assets		11,376	12,992

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,003	1,126
Current portion of long-term debt	7	—	393
Other current liabilities		825	847
Liabilities held for sale	3	—	250
Total current liabilities		1,828	2,615
Long-term debt, less current portion	7	6,544	7,857
Deferred income taxes		392	333
Operating lease liabilities		269	266
Other non-current liabilities		322	360
Total non-current liabilities		7,528	8,816
Total liabilities		9,355	11,431
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 205,188 and 204,857 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively		21	20
Additional paid-in capital		2,367	2,347
Retained deficit		(1,458)	(1,920)
Accumulated other comprehensive income	9	387	330
Total IGT PLC’s shareholders’ equity		1,317	777
Non-controlling interests		704	784
Total shareholders’ equity		2,021	1,561
Total liabilities and shareholders’ equity		11,376	12,992

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ in millions and shares in thousands, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2021	2020	2021	2020
Service revenue	10	832	713	2,634	1,891
Product sales	10	152	104	406	340
Total revenue	10	984	816	3,039	2,230
Cost of services		422	418	1,302	1,194
Cost of product sales		93	83	253	243
Selling, general and administrative		195	179	588	511
Research and development		63	48	179	140
Goodwill impairment	11	—	—	—	296
Restructuring	12	(1)	—	(1)	47
Other operating expense		—	1	1	3
Total operating expenses		772	730	2,323	2,434
Operating income (loss)	10	212	87	716	(204)
Interest expense, net	7	79	101	264	297
Foreign exchange (gain) loss, net		(6)	149	(62)	153
Other expense, net		1	6	96	34
Total non-operating expenses		74	256	298	485
Income (loss) from continuing operations before provision for (benefit from) income taxes	13	138	(170)	418	(689)
Provision for (benefit from) income taxes	13	37	(41)	217	(45)
Income (loss) from continuing operations		101	(129)	200	(644)
Income from discontinued operations, net of tax		—	26	24	25
Gain on sale of discontinued operations, net of tax		—	—	391	—
Income from discontinued operations	3	—	26	415	25
Net income (loss)		101	(102)	615	(619)
Less: Net income attributable to non-controlling interests from continuing operations		36	25	155	40
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	3	—	1	(2)	(3)
Net income (loss) attributable to IGT PLC	14	65	(128)	462	(656)
Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	14	0.32	(0.75)	0.22	(3.34)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	14	0.31	(0.75)	0.22	(3.34)
Net income (loss) attributable to IGT PLC per common share - basic	14	0.32	(0.62)	2.25	(3.20)
Net income (loss) attributable to IGT PLC per common share - diluted	14	0.31	(0.62)	2.24	(3.20)
Weighted-average shares - basic	14	205,188	204,857	205,048	204,680
Weighted-average shares - diluted	14	206,899	204,857	206,728	204,680

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, $ in millions)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2021	2020	2021	2020
Net income (loss)		101	(102)	615	(619)
Foreign currency translation adjustments, net of tax	9	8	72	16	41
Unrealized gain on hedges, net of tax	9	1	—	3	1
Other comprehensive income, net of tax	9	9	72	19	42
Comprehensive income (loss)		110	(30)	634	(577)
Less: Comprehensive income attributable to non-controlling interests		20	56	114	63
Comprehensive income (loss) attributable to IGT PLC		90	(86)	519	(639)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the nine months ended September 30,
	Notes	2021	2020
Cash flows from operating activities
Net income (loss)		615	(619)
Less: Income from discontinued operations	3	415	25
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation		246	265
Amortization of upfront license fees		164	156
Amortization		150	160
Loss on extinguishment of debt		92	28
Deferred income taxes		56	(107)
Stock-based compensation		22	(11)
Debt issuance cost amortization		15	16
Goodwill impairment	11	—	296
Foreign exchange (gain) loss, net		(62)	153
Other non-cash items, net		(1)	—
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables		(184)	169
Inventories		(12)	(9)
Accounts payable		(77)	(45)
Other assets and liabilities		4	(85)
Net cash provided by operating activities from continuing operations		613	344
Net cash (used in) provided by operating activities from discontinued operations		(31)	267
Net cash provided by operating activities		582	610

Cash flows from investing activities
Capital expenditures		(168)	(204)
Proceeds from sale of assets		15	6
Other		1	12
Net cash used in investing activities from continuing operations		(152)	(186)
Net cash provided by (used in) investing activities from discontinued operations		852	(21)
Net cash provided by (used in) investing activities		700	(207)

Cash flows from financing activities
Principal payments on long-term debt		(2,846)	(959)
Payments in connection with the extinguishment of debt		(85)	(25)
Net (payments of) receipts from financial liabilities		(52)	96
Payments of debt issuance costs		(14)	(21)
Net proceeds from Revolving Credit Facilities		17	146
Net proceeds from (repayments of) short-term borrowings		19	(8)
Proceeds from long-term debt		1,339	750
Dividends paid		—	(41)
Dividends paid - non-controlling interests		(89)	(136)
Return of capital - non-controlling interests		(92)	—
Capital increase - non-controlling interests		12	3
Other		(12)	(9)
Net cash used in financing activities		(1,804)	(204)
Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents		(522)	200
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(19)	46
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		588	1,140
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations		—	19
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations		588	1,121

Supplemental Cash Flow Information
Interest paid		323	372
Income taxes paid		104	38

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2020	20	2,347	(1,920)	330	777	784	1,561

Net income	—	—	92	—	92	57	149
Other comprehensive loss, net of tax	—	—	—	(38)	(38)	(30)	(68)
Total comprehensive income (loss)	—	—	92	(38)	54	27	81

Capital increase	—	—	—	—	—	11	11
Stock-based compensation	—	4	—	—	4	—	4
Return of capital	—	—	—	—	—	(20)	(20)
Dividends declared/paid	—	—	—	—	—	(89)	(89)
Balance at March 31, 2021	20	2,351	(1,829)	292	835	714	1,548

Net income	—	—	306	—	306	60	365
Other comprehensive income, net of tax	—	—	—	70	70	8	78
Total comprehensive income	—	—	306	70	376	67	443

Stock-based compensation	—	7	—	—	7	—	7
Capital increase	—	—	—	—	—	1	1
Shares issued under stock award plans	—	(1)	—	—	(1)	—	(1)
Dividends declared/paid	—	—	—	—	—	—	—
Divestiture of non-controlling interest	—	—	—	—	—	(30)	(30)
Return of capital	—	—	—	—	—	(41)	(41)
Other	—	—	—	—	—	3	3
Balance at June 30, 2021	21	2,357	(1,523)	362	1,216	714	1,930

Net income	—	—	65	—	65	36	101
Other comprehensive income (loss), net of tax	—	—	—	26	26	(16)	9
Total comprehensive income	—	—	65	26	90	20	110

Stock-based compensation	—	11	—	—	11	—	11
Capital increase	—	—	—	—	—	1	1
Return of capital	—	—	—	—	—	(31)	(31)
Balance at September 30, 2021	21	2,367	(1,458)	387	1,317	704	2,021

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2019	20	2,396	(1,020)	263	1,658	827	2,485

Net (loss) income	—	—	(248)	—	(248)	14	(234)
Other comprehensive loss, net of tax	—	—	—	(55)	(55)	(18)	(73)
Total comprehensive loss	—	—	(248)	(55)	(303)	(4)	(307)

Capital increase	—	—	—	—	—	2	2
Adoption of new accounting standards	—	—	(2)	—	(2)	—	(2)
Stock-based compensation	—	(13)	—	—	(13)	—	(13)
Dividends declared/paid	—	(41)	—	—	(41)	(16)	(56)
Balance at March 31, 2020	20	2,342	(1,271)	208	1,299	809	2,108

Net loss	—	—	(280)	—	(280)	(3)	(282)
Other comprehensive income, net of tax	—	—	—	29	29	14	43
Total comprehensive (loss) income	—	—	(280)	29	(251)	11	(239)

Capital increase	—	—	—	—	—	2	2
Stock-based compensation	—	1	—	—	1	—	1
Shares issued under stock award plans	—	(1)	—	—	(1)	—	(1)
Dividends declared/paid	—	—	—	—	—	(76)	(76)
Balance at June 30, 2020	20	2,342	(1,550)	237	1,049	745	1,794

Net (loss) income	—	—	(128)	—	(128)	26	(102)
Other comprehensive income, net of tax	—	—	—	42	42	30	72
Total comprehensive (loss) income	—	—	(128)	42	(86)	56	(30)

Capital increase	—	—	—	—	—	—	1
Stock-based compensation	—	1	—	—	1	—	1
Dividends declared/paid	—	—	—	—	—	(45)	(45)
Balance at September 30, 2020	20	2,343	(1,678)	279	964	757	1,721

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2020 Form 20-F.

The condensed consolidated financial statements are stated in millions of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $,” “USD,” and “$” refer to the currency of the United States of America. All references to “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Amounts reported in millions are computed based on the amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

During the fourth quarter of 2020, the Parent announced that its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l), had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conducted its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. The Company’s Italian gaming B2C businesses met the criteria to be reported as a discontinued operation and, as a result, the historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities are classified as assets and liabilities held for sale at December 31, 2020. The Company completed the sale on May 10, 2021. Refer to Note 3 - Discontinued Operations and Assets Held for Sale for further information.

Change in Segment Reporting

During the third quarter of 2021, we modified the information that our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews for purposes of allocating resources and assessing performance, prompting a change in our operating segments and reporting units. As a result, beginning in the third quarter of 2021, we report our financial performance based on our new business segments described in Note 10 – Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2021. This change primarily impacted Note 10 – Segment Information and Note 11 - Goodwill, with no impact on consolidated revenue, net income, or cash flows.

Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 of our 2020 Form 20-F. We have expanded our significant accounting policies to describe the revenue recognition policy related to our Digital & Betting business segment.

Digital and betting services

We generate revenue from our iGaming solutions by providing gaming operators a license to offer IGT remote game server games on the operator websites and mobile applications. We typically offer customers a usage-based license under which we receive a fee based on the net gaming revenue derived by the operator attributable to the IGT remote game server games. Revenue is typically recognized when the usage occurs.

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sports book operators, we provide the sports betting platform and a variety of services including installation, configuration and integration services. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term.

New Accounting Standards - Recently Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) (“ASU 2020-06”). This update simplifies the convertible debt accounting framework by reducing the number of accounting models used to account for convertible debt and preferred stock instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies the diluted earnings per share calculations for convertible debt instruments. We adopted ASU 2020-06 as of January 1, 2021 using a modified retrospective approach. The adoption did not have a material impact on our condensed consolidated financial statements and had no effect on earnings per share information in the period of adoption.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. We adopted ASU 2019-12 as of January 1, 2021 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In July 2021, the FASB issued ASU No. 2021-05, Leases (Topic 842) - Lessors - Certain Leases with Variable Lease Payments (“ASU 2021-05”). This update requires sales-type or direct financing leases with variable payments that do not depend on a rate or an index and would have otherwise resulted in a day-one loss at lease commencement, to be classified as operating leases. The amendments in ASU 2021-05 are effective for annual periods beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The amendments can be applied retrospectively to leases that commenced or were modified on or after adoption of ASC 842, Leases, or prospectively to leases that commence or are modified on or after the date of adoption. We expect to early adopt ASU 2021-05 as of October 1, 2021 and will apply the provisions prospectively to leases that commence or are modified on or after October 1, 2021.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848) - Scope (“ASU 2021-01”) to clarify that ASU 2020-04 may apply to certain derivative contracts and hedging relationships affected by changes in the interest rates used for margining, discounting, or contract price alignment in connection with reference rate reform activities. The amendments in ASU 2020-04 and ASU 2021-01 are effective upon issuance through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the condensed consolidated financial statements.

3.    Discontinued Operations and Assets Held for Sale

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conducted its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which was payable on December 31, 2021 (received on August 5, 2021), and the remaining €125 million of which is payable on September 30, 2022).

On May 10, 2021, the Company completed the sale and used the funds received at closing to pay transaction expenses and partially fund the May 20, 2021 full redemption of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre-tax gain on sale of $396 million ($391 million net of tax).

Summarized financial information for discontinued operations is shown below:

	For the three months ended September 30,	For the nine months ended September 30,
($ in millions)	2020	2021	2020
Total revenue	171	74	341

Operating income (1)	42	24	41

Income from discontinued operations before provision for (benefit from) income taxes	41	23	35
Provision for (benefit from) income taxes on discontinued operations	14	(1)	10
Gain on sale of discontinued operations before provision for income taxes	—	396	—
Provision for income taxes on sale of discontinued operations	—	5	—
Income from discontinued operations, net of tax	26	415	25
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	1	(2)	(3)
Income from discontinued operations attributable to IGT PLC	26	417	28
(1) Includes depreciation and amortization of $24 million and $77 million for the three and nine months ended September 30, 2020, respectively

The Company has continuing involvement with the businesses via a transition services agreement (“TSA”). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company will receive compensation. These services generally expire after no more than three years.

The following table represents the major classes of assets and liabilities held for sale as part of our discontinued operations:

December 31,
($ in millions)	2020
Assets:
Trade and other receivables, net	62
Other current assets	58
Systems, equipment and other assets related to contracts, net	86
Goodwill	520
Intangible assets, net	55
Other non-current assets	52
Assets held for sale	833
Liabilities:
Accounts payable	63
Other current liabilities	164
Other non-current liabilities	23
Liabilities held for sale	250
At September 30, 2021 and December 31, 2020, there were $4 million and $5 million, respectively, of other disposal groups that meet the requirements to be classified as held for sale included in assets held for sale in our condensed consolidated balance sheets.

4.    Revenue Recognition

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ in millions)	September 30, 2021	December 31, 2020	Balance Sheet Classification
Receivables, net	1,017	846	Trade and other receivables, net

Contract assets:
Current	49	53	Other current assets
Non-current	67	75	Other non-current assets
	116	128

Contract liabilities:
Current	(120)	(108)	Other current liabilities
Non-current	(40)	(62)	Other non-current liabilities
	(160)	(170)

The amount of revenue recognized during the three and nine months ended September 30, 2021 that was included in the contract liabilities balance at December 31, 2020 was $19 million and $85 million, respectively. The amount of revenue recognized during the three and nine months ended September 30, 2020 that was included in the contract liabilities balance at December 31, 2019 was $7 million and $42 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2021, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 29% within the next 12 months, approximately 32% between 13 and 36 months, approximately 22% between 37 and 60 months, and the remaining balance through December 31, 2031.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ in millions)	September 30, 2021	December 31, 2020
Trade and other receivables, gross	1,034	862
Allowance for credit losses	(17)	(16)
Trade and other receivables, net	1,017	846

The following table presents the activity in the allowance for credit losses:

($ in millions)	September 30, 2021	December 31, 2020
Balance at beginning of period	(16)	(22)
Provisions, net	(3)	(6)
Amounts written off as uncollectible	2	10
Other	—	3
Balance at end of period	(17)	(16)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $889 million and $1.5 billion during the nine months ended September 30, 2021 and year ended December 31, 2020, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At September 30, 2021 and December 31, 2020, we had $56 million and $110 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	September 30, 2021
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	252	79	331
Allowance for credit losses	(56)	(9)	(65)
Customer financing receivables, net	197	70	266

	December 31, 2020
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	275	91	365
Allowance for credit losses	(43)	(7)	(50)
Customer financing receivables, net	232	84	316

The following table presents the activity in the allowance for credit losses:

($ in millions)	September 30, 2021	December 31, 2020
Balance at beginning of period	(50)	(32)
Provisions, net	(22)	(37)
Amounts written off as uncollectible	7	24
Other	—	(5)
Balance at end of period	(65)	(50)

The Company’s customer financing receivable portfolio is composed of customers within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean (“LAC”), Europe, Middle East and Africa (“EMEA”), and Asia Pacific (“APAC”).

During the nine months ended September 30, 2021 and year ended December 31, 2020, customer financing receivables, primarily within LAC, of $7 million and $24 million, respectively, were written off as uncollectible due to the impacts of COVID-19. Additionally, due to the extended duration of the COVID-19 induced shutdowns in LAC and potential future impacts on our customers caused by COVID-19, we increased our allowance for credit losses during the nine months ended September 30, 2021 and year ended December 31, 2020. At September 30, 2021 and December 31, 2020 we had $54 million and $43 million, respectively, of credit loss allowances associated with LAC customer financing receivables.

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at September 30, 2021 are as follows:

	Year of Origination
($ in millions)	2021	2020	2019	2018	Prior	Total
North America	30	27	3	—	2	62
LAC	27	19	96	33	13	187
EMEA	22	14	16	14	3	70
APAC	8	2	2	1	—	12
	87	63	116	47	18	331

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at September 30, 2021 is as follows:

($ in millions)	North America	LAC	EMEA	APAC	Total
Past due	2	104	13	1	120
Short-term portion not yet due	36	60	28	9	132
Long-term portion not yet due	25	23	29	2	79
	62	187	70	12	331

6.    Inventories

($ in millions)	September 30, 2021	December 31, 2020
Raw materials	100	86
Work in progress	32	23
Finished goods	84	103
Inventories, gross	216	212
Obsolescence reserve	(35)	(43)
Inventories, net	181	169

The following table presents the activity in the obsolescence reserve:

($ in millions)	September 30, 2021	December 31, 2020
Balance at beginning of period	(43)	(34)
Provisions, net	(3)	(34)
Amounts written off	9	24
Other	2	1
Balance at end of period	(35)	(43)

7.    Debt

The Company’s long-term debt obligations consist of the following:

	September 30, 2021
($ in millions)	Principal	Debt issuance cost, net	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
3.500% Senior Secured Euro Notes due July 2024	579	(3)	576
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(7)	743
3.500% Senior Secured Euro Notes due June 2026	868	(6)	863
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	745
2.375% Senior Secured Euro Notes due April 2028	579	(4)	575
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	744
Senior Secured Notes	5,437	(38)	5,399

Euro Term Loan Facilities due January 2027	1,158	(13)	1,145
Long-term debt	6,595	(51)	6,544

Short-term borrowings	19	—	19

Total debt	6,614	(51)	6,563

	December 31, 2020
($ in millions)	Principal	Debt issuance cost, net	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000	(3)	7	1,004
4.750% Senior Secured Euro Notes due February 2023	1,043	(5)	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
3.500% Senior Secured Euro Notes due July 2024	614	(4)	—	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(8)	—	1,092
3.500% Senior Secured Euro Notes due June 2026	920	(7)	—	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(6)	—	744
2.375% Senior Secured Euro Notes due April 2028	614	(5)	—	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(7)	—	743
Senior Secured Notes	6,851	(45)	7	6,813

Euro Term Loan Facilities due January 2027	1,055	(11)	—	1,044
Long-term debt, less current portion	7,906	(56)	7	7,857

Euro Term Loan Facility due January 2023	393	—	—	393
Current portion of long-term debt	393	—	—	393

Total debt	8,299	(56)	7	8,250

At September 30, 2021 and December 31, 2020, $18 million and $24 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the condensed consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of September 30, 2021 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2022	—	—	—
2023	61	—	61
2024	—	811	811
2025	1,100	232	1,332
2026	750	1,100	1,850
2027 and thereafter	1,500	1,042	2,542
Total principal amounts	3,411	3,184	6,595

At September 30, 2021 and December 31, 2020, we were in compliance with all covenants under our debt agreements.

4.750% Senior Secured Euro Notes due February 2023

In May 2021, the Parent used the proceeds from the sale of the Italian gaming B2C business and borrowings under the Revolving Credit Facilities, to redeem $1.0 billion (€850 million) of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option for total consideration, excluding interest, of $1.1 billion. The Company recorded a $67 million loss on extinguishment of debt in connection with the repurchase, which is classified in other expense, net in the condensed consolidated statement of operations for the nine months ended September 30, 2021.

4.125% Senior Secured U.S. Dollar Notes due April 2026

In March 2021, the Parent issued $750 million of 4.125% Senior Secured U.S. Dollar Notes due April 2026 (the “4.125% Notes”) at par. The Parent used the proceeds to partially redeem the 6.250% Senior Secured U.S. Dollar Notes due February 2022.

Interest on the 4.125% Notes is payable semi-annually in arrears.

The 4.125% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Prior to April 15, 2023, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From April 15, 2023 to April 14, 2024, the Parent may redeem the 4.125% Notes in whole or in part at 102.063% of their principal amount together with accrued and unpaid interest. From April 15, 2024 to April 14, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 101.031% of their principal amount together with accrued and unpaid interest. On or after April 15, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 4.125% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 4.125% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 4.125% Notes outstanding may become due and payable immediately.

6.250% Senior Secured U.S. Dollar Notes due February 2022

In March 2021, the Parent used the proceeds from the sale of the 4.125% Notes and borrowings under the Revolving Credit Facilities to redeem $1.0 billion of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $1.0 billion. The Company recorded an $18 million loss on extinguishment of debt in connection with the repurchase, of which a $24 million loss is classified in other expense, net and an offsetting gain of $6 million is classified in interest expense, net in the condensed consolidated statement of operations for the nine months ended September 30, 2021.

Term Loan Facilities Amendment and Restatement

In July 2021, the Company entered into an Amendment and Restatement Agreement (the “Amendment and Restatement Agreement”) with respect to the Senior Facility Agreement dated July 25, 2017, as amended, relating to the Euro Term Loan Facility. The Amendment and Restatement Agreement among other things: (i) added IGT Lottery Holdings B.V. as a borrower, (ii) increased the amount of the aggregate term loan facilities from €860 million to €1.0 billion, (iii) extended the maturity date of the term loan facilities to January 25, 2027, (iv) reduced the applicable interest rate by 35 basis points based on current debt ratings, (v) provides for a maximum decrease or increase of an additional 7.5 basis points in the margin based on environmental, social and governance factors, and (vi) maintains and extends existing financial covenant thresholds.

In addition, the Amendment and Restatement Agreement requires €200 million in amortization payments on January 25 of each of 2024, 2025, and 2026, with the remaining €400 million balance due on the final maturity date. As a result of the Amendment and Restatement Agreement, we reclassified the €320 million current portion of long-term debt to long-term debt.

The Company recorded a $2 million loss on extinguishment of debt in connection with the Amendment and Restatement Agreement, which is classified in other expense, net in the condensed consolidated statement of operations for the nine months ended September 30, 2021.

In September 2021, the Company received an upgraded environmental, social, and governance rating and pursuant to the Amendment and Restatement Agreement, the interest rate was decreased by 4 basis points effective September 17, 2021.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ in millions)	September 30, 2021	December 31, 2020(1)
Carrying value	6,544	8,243
Fair value	7,251	8,702
(1) Excludes swap adjustments

Interest Expense, net

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2021	2020	2021	2020
Senior Secured Notes	66	86	226	258
Term Loan Facilities	7	10	24	26
Revolving Credit Facilities	7	9	23	25
Other	3	—	2	(1)
Interest expense	84	106	274	309
Interest income	(4)	(5)	(10)	(12)
Interest expense, net	79	101	264	297

8.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At September 30, 2021, provisions for litigation matters amounted to $4 million. With respect to litigation and other legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington. On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino, which at all times has been operated by Double Down Interactive LLC. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT, a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief.

International Game Technology acquired Double Down Interactive LLC in 2012 and, effective June 1, 2017, sold Double Down Interactive LLC to DoubleU Games pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, Double Down Interactive LLC was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary.

On May 10, 2018, Double Down Interactive LLC and DoubleU Diamond LLC sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against Double U Diamond LLC and its affiliates (the “DoubleU Entities”) in the Benson matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC. On August 8, 2018, the parties entered into a Standstill and Tolling Agreement (the “Standstill Agreement”) to postpone resolution of their respective indemnification claims. On May 28, 2021, the DoubleU Entities sent an additional claim notice to International Game Technology identifying additional bases for indemnification and defense. International Game Technology responded rejecting any obligation of International Game Technology to indemnify or pay defense costs of the DoubleU Entities.

On June 17, 2021, IGT sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against IGT in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC. The Standstill Agreement expired on October 1, 2021.

On August 20, 2018, International Game Technology filed a motion to compel arbitration under the Federal Arbitration Act. The denial of that motion was appealed to the United States Court of Appeals for the Ninth Circuit, which in turn affirmed the district court by mandate effective February 20, 2020.

International Game Technology filed an answer to the first amended complaint on January 18, 2019, and an answer to the second amended complaint on May 10, 2021, continuing to deny all material allegations of liability and damages, and further denying that International Game Technology was responsible for the operation of the Double Down Casino. International Game Technology amended its answer to the first amended complaint on April 21, 2021. IGT filed a motion to dismiss the second amended complaint on May 18, 2021, which remains pending.

International Game Technology moved to certify the liability questions to the Washington State Supreme Court, which was denied on August 11, 2020. International Game Technology’s motion to reconsider the question of certification was denied on January 15, 2021.

On August 13, 2020, International Game Technology filed a motion to strike the nationwide class allegations from the amended complaint, which was denied on March 19, 2021.

On September 10, 2020, International Game Technology filed a motion to dismiss and stay the case on the grounds that the federal court should abstain from deciding the liability questions under Washington law. That motion was denied on March 24, 2021. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction, which remains pending, and has not been set for hearing.

Discovery closed on August 24, 2021. Before the close of discovery, plaintiffs filed motions for leave to take additional depositions and to make expert disclosures that remain pending.

There is currently no trial date set for this matter.

International Game Technology is vigorously pursuing its defenses. We are currently unable to estimate the amount or range of reasonably possible loss.

9.    Shareholders' Equity

Dividends

On November 4, 2021, our Board of Directors declared a quarterly cash dividend of $0.20 per share. The dividend of approximately $41 million is payable on December 7, 2021, to shareholders of record at the close of business on November 23, 2021. The ex-dividend date is November 22, 2021.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2021
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2021	366	(7)	4	363	(1)	362
Change during period	8	1	—	9	16	25
OCI	8	1	—	9	16	26
Balance at September 30, 2021	374	(6)	4	372	15	387

	For the three months ended September 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2020	199	(7)	4	197	40	237
Change during period	72	—	—	72	(30)	42
OCI	72	—	—	72	(30)	42
Balance at September 30, 2020	272	(7)	4	269	10	279

	For the nine months ended September 30, 2021
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2020	358	(9)	4	353	(24)	330
Change during period	16	2	—	18	39	57
Reclassified to operations (1)	—	1	—	1	—	1
OCI	16	3	—	19	39	57
Balance at September 30, 2021	374	(6)	4	372	15	387
(1) Unrealized gain on hedges was reclassified into service revenue in the consolidated statements of operations for the nine months ended September 30, 2021

	For the nine months ended September 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	231	(8)	4	227	36	263
Change during period	41	2	—	42	(25)	17
OCI	41	1	—	42	(25)	17
Balance at September 30, 2020	272	(7)	4	269	10	279

10.    Segment Information

During the third quarter of 2021, we modified the information that our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews for purposes of allocating resources and assessing performance, prompting a change in our operating segments and reporting units. As a result, on September 1, 2021, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. Beginning in the third quarter of 2021, we report our financial performance based on three business segments: Global Lottery, Global Gaming, and Digital & Betting. We analyze revenue and operating income as measures of segment profitability. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The Digital & Betting segment has full responsibility for the worldwide iGaming and sports betting activities, that were previously part of our Global Gaming segment.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, commercial services, gaming systems, electronic gaming machines, iGaming, and sports betting.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts (“FMCs”), lottery management agreements (“LMAs”), and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as “Operating and facilities management contracts” and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from “Systems, software, and other”. Revenue included within “Operating and facilities management contracts” include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, fixed-fee software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), amusement with prize machines (“AWPs”), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs, AWPs, and other gaming machines as service revenue from “Gaming terminal services.” We categorize sales or usage-based royalties promised in exchange from software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from “Gaming terminals” and revenue from systems, fixed-fee software licenses, casino gaming management systems, game content, and spare parts as product sales from “Gaming other”.

Digital & Betting

Our Digital & Betting segment provides iGaming solutions by providing gaming operators a license to offer IGT remote game server games on operator websites and mobile applications. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from “Digital and betting services”.

Segment information is as follows:

	For the three months ended September 30, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	539	—	—	539	—	539
Gaming terminal services	—	116	—	116	—	116
Digital and betting services	—	—	43	43	—	43
Systems, software, and other	78	56	—	134	—	134
Service revenue	617	172	43	832	—	832

Lottery products	35	—	—	35	—	35
Gaming terminals	—	81	—	81	—	81
Other	—	36	—	36	—	36
Product sales	35	117	—	152	—	152
Total revenue	652	289	43	984	—	984

Operating income (loss)	234	31	12	278	(66)	212
Depreciation and amortization	111	31	4	145	41	186

	For the three months ended September 30, 2020
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	474	—	—	474	—	474
Gaming terminal services	—	81	—	81	—	81
Digital and betting services	—	—	31	31	—	31
Systems, software, and other	76	51	—	127	—	127
Service revenue	549	133	31	713	—	713

Lottery products	20	—	—	20	—	20
Gaming terminals	—	49	—	49	—	49
Other	—	34	—	34	—	34
Product sales	20	83	—	104	—	104
Total revenue	570	216	31	816	—	816

Operating income (loss)	196	(56)	6	146	(59)	87
Depreciation and amortization	113	38	4	155	43	198

	For the nine months ended September 30, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,804	—	—	1,804	—	1,804
Gaming terminal services	—	314	—	314	—	314
Digital and betting services	—	—	122	122	—	122
Systems, software, and other	240	153	—	393	—	393
Service revenue	2,044	467	122	2,634	—	2,634

Lottery products	81	—	—	81	—	81
Gaming terminals	—	229	—	229	—	229
Other	—	95	1	96	—	96
Product sales	81	324	1	406	—	406
Total revenue	2,125	791	123	3,039	—	3,039

Operating income (loss)	871	7	28	906	(190)	716
Depreciation and amortization	333	96	11	440	120	560

	For the nine months ended September 30, 2020
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,247	—	—	1,247	—	1,247
Gaming terminal services	—	213	—	213	—	213
Digital and betting services	—		80	80	—	80
Systems, software, and other	212	138	—	350	—	350
Service revenue	1,459	351	80	1,891	—	1,891

Lottery products	74	—	—	74	—	74
Gaming terminals	—	146	—	146	—	146
Other	—	118	1	119	—	119
Product sales	74	265	1	340	—	340
Total revenue	1,534	615	81	2,230	—	2,230

Operating income (loss)	447	(170)	3	280	(484)	(204)
Depreciation and amortization	325	112	11	447	134	581

11.     Goodwill

As discussed in Note 10 – Segment Information, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. As a result, at September 1, 2021, we allocated a portion of goodwill associated with our Global Gaming reporting unit to the Digital & Betting reporting unit using a relative fair value approach. The goodwill allocated to the Global Gaming and Digital & Betting reporting units was $1.4 billion and $265 million, respectively, and the estimated fair values were determined to exceed the carrying values of each reporting unit, which indicated no impairment existed.
Changes in the carrying amount of goodwill consist of the following:

($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Total
Balance at December 31, 2020	2,997	1,716	—	4,713
Segment realignment	—	(265)	265	—
Foreign currency translation	(37)	(4)	(2)	(43)
Balance at September 30, 2021	2,960	1,447	263	4,670

Impairment

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296 million non-cash impairment loss with no income tax benefit, of which $193 million and $103 million was recorded within our former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of the reporting units to fair value.

12.    Restructuring

During 2020, we initiated three restructuring plans as described below:

2020 Segment Reorganization
The 2020 segment reorganization plan was a global initiative that simplified our organizational structure and increased efficiency and effectiveness. During the three months ended September 30, 2021, we incurred nominal reversals of expense under the plan. During the nine months ended September 30, 2021 we revised our cost estimates resulting in a $1 million reduction of expense under the plan. During the three months ended September 30, 2020, we incurred nominal expenses under the plan. During the nine months ended September 30, 2020, we incurred $16 million of severance and related employee costs. Since the plan’s inception, we incurred severance and related employee costs primarily within our Global Lottery and Global Gaming segments and corporate support function totaling $15 million. This plan was substantially completed as of March 31, 2021.

2020 Global Supply Chain Optimization
The 2020 global supply chain optimization plan was an initiative that optimized our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. During the three months ended September 30, 2021 we did not incur any expenses under the plan. During the nine months ended September 30, 2021 we incurred nominal reversals of expense under the plan. During the three months ended September 30, 2020, we did not incur any expenses under the plan. During the nine months ended September 30, 2020 we incurred $5 million of severance and related employee costs and $4 million of other costs. Since the plan’s inception, we incurred severance and related employee costs, and other costs of $9 million, primarily within our Global Gaming segment. This plan was substantially completed as of March 31, 2021.

2020 Technology Organization Consolidation
The 2020 technology organization consolidation plan is an initiative that realigns and consolidates operations, reduces costs, and improves operational efficiencies within our Technology group. During the three and nine months ended September 30, 2021, we revised our cost estimates resulting in a $1 million reduction of expense under the plan. During the three months ended September 30, 2020, we did not incur any expenses under the plan. During the nine months ended September 30, 2020 we incurred $20 million of severance and related employee costs under the plan. Since the plan’s inception, we incurred severance and related employee costs of $16 million which is net of our revised cost estimates that resulted in reductions of expense, primarily within our Global Gaming segment, of $1 million in the third quarter of 2021 and $3 million in the fourth quarter of 2020. We expect to incur approximately $17 million of total costs once this plan is substantially completed in the fourth quarter of 2021.

13.    Income Taxes

	For the three months ended September 30,		For the nine months ended(1) September 30,
($ in millions, except percentages)	2021	2020	2021	2020
Income (loss) from continuing operations before provision for (benefit from) income taxes	138	(170)	418	(689)
Provision for (benefit from) income taxes	37	(41)	217	(45)
Effective income tax rate	26.8%	24.1%	52.0%	6.5%
(1) Determined using an estimated annual effective income tax rate
The change in the effective income tax rate for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 is primarily related to the following: (i) the three months ended September 30, 2021 had higher foreign exchange gains (subject to a low income tax rate) as compared to the same three month period in 2020; and (ii) the three months ended September 30, 2021 had a lower valuation allowance related to the U.K. and other foreign jurisdictions as compared to the same three month period in 2020.

The change in the effective income tax rate for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 is primarily related to the following: (i) the nine months ended September 30, 2021 had higher foreign exchange gains (subject to a low income tax rate) as compared to the same nine month period in 2020; (ii) the nine months ended September 30, 2021 had no goodwill impairment whereas the Company had a $296 million goodwill impairment with no associated tax benefit in the same nine month period in 2020; (iii) the nine months ended September 30, 2021 had an $87 million valuation allowance on its business interest expense limitation carryforward, whereas, the Company only had a $15 million valuation allowance in the same nine month period in 2020; and (iv) the nine months ended September 30, 2021 had a $20 million favorable tax benefit related to the Italian patent box law, whereas there was no benefit in the same nine month period in 2020.

The effective income tax rate for the three and nine months ended September 30, 2021 of 26.8% and 52.0%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to foreign rate differential, a valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the Tax Act (BEAT and GILTI).

The effective income tax rate for the three months ended September 30, 2020 of 24.1% differed from the expected U.K. statutory rate of 19.0% primarily due to losses with no tax benefit, foreign rate differential and the impact of the international provisions of the Tax Act (BEAT and GILTI).

The effective income tax rate for the nine months ended September 30, 2020 of 6.5% differed from the expected U.K. statutory rate of 19.0% primarily due to a goodwill impairment with no associated tax benefit, losses with no tax benefit, foreign rate differential, a valuation allowance related to our business interest expense limitation carryforward, and the impact of the international provisions of the Tax Act (BEAT and GILTI).

On a quarterly basis, we evaluate the realizability of deferred income tax assets by jurisdiction and assess the need for a valuation allowance. We considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. At September 30, 2021, we believe that it is more-likely-than-not that a portion of the deferred income tax asset related to section 163(j) disallowed interest will not be realized. As a result, during the nine months ended September 30, 2021, we have recorded an additional valuation allowance of $87 million on this deferred tax asset ($58 million valuation allowance was recorded in 2020).

At September 30, 2021 and December 31, 2020, we had $33 million and $27 million, respectively, of reserves for uncertain tax positions.

We recognize interest and penalties related to income tax matters in income tax expense. At September 30, 2021 and December 31, 2020, $20 million and $21 million, respectively, of interest and penalties were accrued for uncertain tax positions.

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian tax authorities issued a final audit report for calendar year 2015 questioning the process the Company undertook to establish the interest rate on an intercompany debt agreement between IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l) and IGT PLC. On March 30, 2021, the Italian tax authorities issued a final audit report for calendar year 2016 thru 2019 addressing: (i) the process IGT Lottery S.p.A. undertook to establish interest rates on three intercompany debt agreements; (ii) the application of the withholding tax exemption regime on the intercompany interest payments exceeding the alleged arm’s length amounts based on EU Directive no. 2003/49/EC claiming the 26% domestic withholding tax; (iii) the beneficial ownership of IGT PLC in connection with the interest payments on the intercompany loans were part of the external debt security arrangements, thus disregarding the application of the exemption regime provided for by EU Directive no. 2003/49/CE and claiming the 26% domestic withholding tax; and (iv) late tax certificates obtained by IGT Lottery S.p.A. to claim exemption from domestic withholding tax applicable to the interest and dividends paid by IGT Lottery S.p.A. to IGT PLC. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings.

14.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions and shares in thousands, except per share amounts)	2021	2020	2021	2020
Numerator:
Net income (loss) from continuing operations attributable to IGT PLC	65	(154)	45	(684)
Net income from discontinued operations attributable to IGT PLC	—	26	417	28
Net income (loss) attributable to IGT PLC	65	(128)	462	(656)

Denominator:
Weighted-average shares - basic	205,188	204,857	205,048	204,680
Incremental shares under stock-based compensation plans	1,711	—	1,680	—
Weighted-average shares - diluted	206,899	204,857	206,728	204,680

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.32	(0.75)	0.22	(3.34)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.31	(0.75)	0.22	(3.34)
Net income from discontinued operations attributable to IGT PLC per common share - basic	—	0.12	2.03	0.14
Net income from discontinued operations attributable to IGT PLC per common share - diluted	—	0.12	2.02	0.14
Net income (loss) attributable to IGT PLC per common share - basic	0.32	(0.62)	2.25	(3.20)
Net income (loss) attributable to IGT PLC per common share - diluted	0.31	(0.62)	2.24	(3.20)

Stock options and unvested restricted stock awards totaling 1 million shares for the nine months ended September 30, 2020 were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. There were nominal stock options and unvested restricted stock awards excluded for the three months ended September 30, 2020. No stock options and unvested restricted stock awards were excluded for the three and nine months ended September 30, 2021.

15.    Leases

We have various arrangements for lottery and commercial gaming equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included predominately within product sales, in the condensed consolidated statements of operations. Total lease income was approximately 8% and 6% of total revenue for the three months ended September 30, 2021 and 2020, respectively. Total lease income was approximately 7% of total revenue for both the nine months ended September 30, 2021 and 2020.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2020 Form 20-F.

The following discussion includes information for the three and nine months ended September 30, 2021 and 2020. Amounts reported in millions within this Item 2 are computed based on the amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Item 5.F. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2020 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

During the third quarter of 2021, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously part of our Global Gaming segment. Our Global Lottery business segment and Corporate support functions were unchanged. As a result, we now manage and report our operating results through three business segments: Global Lottery, Global Gaming and Digital & Betting, along with a corporate support function.

Discontinued Operations

On May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. for a cash purchase price of €950 million. The sale met the criteria to be reported as a discontinued operation and, as a result, the historical financial results of operations and related cash flows are reflected in our condensed consolidated financial statements as a discontinued operation as discussed in detail in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale”, included herein.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

COVID-19: The COVID-19 pandemic ("COVID-19") has disrupted our business. We began experiencing a significant decline in our operations due to COVID-19 towards the end of our first quarter of fiscal 2020 and continuing throughout the 2020 fiscal year. The pandemic and its consequences, including lockdowns and the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services. While most casinos and gaming halls have since reopened, some capacity restrictions still remain in place and some remain closed. The Company continues to take all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

The ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, including the continued widespread distribution of safe and effective COVID-19 vaccines. Many of these future developments are outside of our control.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2020 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended September 30, 2021 and 2020

	For the three months ended
	September 30, 2021		September 30, 2020		Change
($ millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	617	63	549	67	68	12
Global Gaming	172	18	133	16	40	30
Digital & Betting	43	4	31	4	12	39
Total service revenue	832	85	713	87	120	17

Product sales by segment
Global Lottery	35	4	20	2	14	71
Global Gaming	117	12	83	10	34	41
Total product sales	152	15	104	13	48	46

Total revenue	984	100	816	100	168	21

Operating expenses
Cost of services	422	43	418	51	4	1
Cost of product sales	93	9	83	10	10	12
Selling, general and administrative	195	20	179	22	16	9
Research and development	63	6	48	6	15	31
Restructuring	(1)	—	—	—	(1)	> 200
Other operating expense	—	—	1	—	(1)	(100)
Total operating expenses	772	78	730	89	43	6

Operating income	212	22	87	11	125	144

Interest expense, net	79	8	101	12	(22)	(22)
Foreign exchange (gain) loss, net	(6)	(1)	149	18	(156)	(104)
Other expense, net	1	—	6	1	(5)	(81)
Total non-operating expenses	74	8	256	31	(182)	(71)
Income (loss) from continuing operations before provision for (benefit from) income taxes	138	14	(170)	(21)	307	181
Provision for (benefit from) income taxes	37	4	(41)	(5)	78	190
Income (loss) from continuing operations	101	10	(129)	(16)	229	178
Income from discontinued operations, net of tax	—	—	26	3	(26)	(100)
Net income (loss)	101	10	(102)	(13)	203	198%

Revenue
Total revenue for the three months ended September 30, 2021 increased $168 million, or 21%, to $984 million from $816 million for the prior corresponding period. Total service revenue increased primarily due to our Global Lottery segment experiencing a 9% increase in same-store sales for instant and draw-based and multi-jurisdiction jackpot ticket sales in the aggregate, principally in Italy and North America. Global Gaming service revenue increased primarily due to an increase in total yields from total installed base units principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions are lifted. These restrictions included casino and gaming hall capacity restrictions and closures within the prior corresponding period, in an effort to mitigate the spread of COVID-19. Digital & Betting service revenue growth is primarily attributable to expansion into new markets and higher same-store sales. Total product sales increases were primarily attributable to our Global Gaming segment and are principally due to casino operators returning to more moderate levels of investments resulting in a higher number of units sold. See “Segment Revenues and Key Performance Indicators” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the three months ended September 30, 2021 increased $4 million, or 1%, to $422 million from $418 million for the prior corresponding period. This increase is primarily attributable to a $16 million increase within our Global Lottery segment principally the result of a $6 million increase in variable compensation related to the reinstatement of incentive compensation plans that were temporarily suspended in 2020, discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans, and stock-based compensation expense for awards granted in 2020. Cost of services in our Global Gaming segment decreased by $12 million primarily related to a decrease of $6 million in depreciation expense which was partially offset by a $4 million increase in variable compensation. Digital & Betting incurred a nominal increase in cost of services primarily related to an increase in revenues. As a percentage of service revenue, cost of services decreased by approximately 800 basis points driven primarily by an approximate 2,200 basis point decrease in our Global Gaming segment resulting from disciplined cost management and benefits from costs savings initiatives as well as increased operating leverage. Additionally, Global Lottery had an approximate 300 basis point decrease driven by higher sales and increased operating leverage.

Cost of product sales

Cost of product sales for the three months ended September 30, 2021 increased $10 million, or 12%, to $93 million from $83 million for the prior corresponding period. This increase is primarily attributable to a $9 million increase within our Global Lottery segment, due to a 71% increase in product sales primarily attributable to higher demand for instant ticket products. Cost of product sales as a percentage of product revenue declined by approximately 1,900 basis points primarily driven by an approximate 2,200 basis point decrease in our Global Gaming segment principally as a result of an $11 million decrease in inventory obsolescence expense, a 6% increase in average selling prices for machine units sold worldwide, and product mix.

Selling, general and administrative

Selling, general and administrative for the three months ended September 30, 2021 increased $16 million, or 9%, to $195 million from $179 million for the prior corresponding period. This increase is primarily attributable to a $32 million increase in variable compensation across the business related to the reinstatement of incentive compensation plans that were temporarily suspended in 2020 due to uncertainties associated with COVID-19, discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans, and stock based compensation expense related to awards granted in 2020. In addition, Global Lottery increased by $6 million related to payroll, insurance and taxes. Global Gaming decreased by $13 million compared to the prior corresponding period, principally as a result of a $24 million decrease in expected credit losses on long-term financing receivables. Expected credit losses on long-term financing receivables for the prior corresponding period were incurred primarily from the impact of COVID-19 closures within the Latin America and Caribbean regions. Digital & Betting incurred a nominal increase.

Research and development

Research and development for the three months ended September 30, 2021 increased $15 million, or 31%, to $63 million from $48 million for the prior corresponding period. This increase was primarily attributable to increases in variable compensation related to the reinstatement of incentive compensation plans that were cancelled in 2020 and discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans in Global Gaming and Global Lottery of $7 million and $3 million, respectively. Digital & Betting incurred a nominal increase in research and development costs.

Non-operating expenses

Interest expense, net

Interest expense, net for the three months ended September 30, 2021 decreased $22 million, or 22%, to $79 million from $101 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as lower interest rates on refinanced Senior Secured Notes.

Foreign exchange (gain) loss, net

Foreign exchange gain, net for the three months ended September 30, 2021 was $6 million, compared to a foreign exchange loss, net of $149 million for the prior corresponding period. Foreign exchange (gain) loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other expense, net

Other expense, net for the three months ended September 30, 2021 decreased $5 million, or 81%, to $1 million from $6 million in the prior corresponding period.

Provision for (benefit from) income taxes

Provision for income taxes for the three months ended September 30, 2021 was $37 million, compared to a benefit from income taxes of $41 million for the prior corresponding period. The increase was primarily due to the higher level of pre-tax earnings.

Income from discontinued operations, net of tax

Income from discontinued operations for the three months ended September 30, 2021 decreased $26 million from the prior corresponding period. Discontinued operations for the prior corresponding period reflect the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses that were sold on May 10, 2021. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” included herein for further information.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the three months ended September 30,		Change
($ millions)	2021	2020	$	%
Service revenue
Operating and facilities management contracts	539	474	65	14
Systems, software, and other	78	76	3	4
	617	549	68	12
Product sales
Lottery products	35	20	14	71
	35	20	14	71
Global Lottery segment revenue	652	570	82	14

	For the three months ended September 30,
(% on a constant-currency basis)	2021	2020
Global same-store sales growth (%)
Instant ticket & draw games	7.1%	10.6%
Multi-jurisdiction jackpots	42.2%	(14.3)%
Total	9.3%	8.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	4.6%	15.0%
Multi-jurisdiction jackpots	42.2%	(14.3)%
Total	7.5%	12.1%

Italy same-store sales growth (%)
Instant ticket & draw games	16.3%	(3.5)%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts for the three months ended September 30, 2021 increased $65 million, or 14%, to $539 million from $474 million for the prior corresponding period. This increase was primarily the result of a $43 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 9.3% increase in global same-store sales in the aggregate. Italy same-store sales grew 16.3%, primarily as a result of higher customer demand. North America and Rest of world experienced a 7.5% increase in same-store sales, primarily as a result of increased instant and draw-based growth from the prior corresponding period due to higher player demand. Additionally, there was an $11 million increase in lottery management agreement revenues, primarily attributable to an expected incentive position in the current year compared to an expected net penalty position in the prior corresponding period.

Systems, software, and other

Service revenue from Systems, software, and other for the three months ended September 30, 2021 increased $3 million, or 4%, to $78 million from $76 million for the prior corresponding period. This increase was primarily the result of an increase from our Italian commercial service offerings due to increased volumes.

Lottery products

Lottery products revenue for the three months ended September 30, 2021 increased $14 million, or 71%, to $35 million from $20 million for the prior corresponding period. This increase was primarily attributable to higher demand for instant ticket products.

Global Gaming

	For the three months ended September 30,		Change
($ millions, except yields)	2021	2020	$	%
Service revenue
Gaming terminal services	116	81	35	44
Systems, software, and other	56	51	4	8
	172	133	40	30
Product sales
Gaming terminals	81	49	32	64
Gaming other	36	34	2	7
	117	83	34	41
Global Gaming segment revenue	289	216	74	34

	For the three months ended September 30,		Change
	2021	2020	Units / $	%
Installed base units
Total installed base units	49,578	49,382	196	—

Total yields(1)	$29.67	$19.88	$9.79	49

Global machine units sold
Total machine units sold	5,701	3,671	2,030	55
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location
Gaming terminal services

Service revenue from Gaming terminal services for the three months ended September 30, 2021 increased $35 million, or 44%, to $116 million from $81 million for the prior corresponding period. This increase was primarily driven by an increase in yields principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were lifted.

Systems, software, and other

Service revenue from Systems, software, and other for the three months ended September 30, 2021 increased $4 million, or 8%, to $56 million from $51 million for the prior corresponding period. This increase was primarily related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals

Product sales from Gaming terminals for the three months ended September 30, 2021 increased $32 million, or 64%, to $81 million from $49 million for the prior corresponding period. This increase was primarily associated with an increase of 2,030 in machine units sold, principally driven by replacement units sold in the United States and Canada. The increase in these units was primarily due to casino operators returning to more moderate levels of investments and demand for new product offerings. In addition, average selling prices for machine units sold worldwide increased by 6% from the prior corresponding period.

Gaming other

Product sales from Gaming other for the three months ended September 30, 2021 remained relatively consistent with the prior corresponding period. Although relatively consistent with the prior corresponding period, there was an increase of $12 million in poker site licenses, partially offset by a $7 million reduction in the sale of amusement with prize machines (“AWP”) kits in Italy.

Digital & Betting

	For the three months ended September 30,		Change
($ millions)	2021	2020	$	%
Service revenue
Digital and betting services	43	31	12	39
Digital & Betting segment revenue	43	31	12	39

Digital and betting services

Digital and betting services revenue for the three months ended September 30, 2021 increased $12 million, or 39%, to $43 million from $31 million for the prior corresponding period. This increase is principally related to the expansion of our iGaming solutions to new markets, an increase in new customers utilizing our sports betting offering, and higher same-store-sales.

Operating income

	For the three months ended September 30,		Change
($ millions)	2021	2020	$	%
Operating income (loss)
Global Lottery	234	196	38	19
Global Gaming	31	(56)	88	156
Digital & Betting	12	6	6	100
Corporate and Other	(66)	(59)	(7)	(12)
	212	87	125	144%

Operating margin - Global Lottery	35.9%	34.4%
Operating margin - Global Gaming	10.9%	(26.1)%
Operating margin - Digital & Betting	28.7%	19.9%

Global Lottery

Segment operating margin for the three months ended September 30, 2021 increased to 35.9% from 34.4% for the prior corresponding period. This increase was primarily the result of the 14% increase in the segment’s revenues. As the Global Lottery segment has a high percentage of fixed-costs, operating leverage increases as sales increase.

Global Gaming

Segment operating margin for the three months ended September 30, 2021 increased to 10.9% in operating income from an operating loss of (26.1)% for the prior corresponding period primarily due to an increase in revenues of $74 million resulting from the segment’s continuing recovery from the effects of COVID-19, disciplined cost management and benefits from costs saving initiatives, and increased operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

Segment operating margin for the three months ended September 30, 2021 increased to 28.7% from 19.9% for the prior corresponding period primarily due to an increase in revenues of $12 million as our digital and betting services have high profit flow through from incremental revenue due to being able to scale the business with a slower requirement to increase costs.

Results of Operations

Comparison of the nine months ended September 30, 2021 and 2020

	For the nine months ended
	September 30, 2021		September 30, 2020		Change
($ millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,044	67	1,459	65	585	40
Global Gaming	467	15	351	16	116	33
Digital & Betting	122	4	80	4	42	52
Total service revenue	2,634	87	1,891	85	743	39

Product sales by segment
Global Lottery	81	3	74	3	6	9
Global Gaming	324	11	265	12	60	23
Digital & Betting	1	—	1	—	—	4
Total product sales	406	13	340	15	66	19

Total revenue	3,039	100	2,230	100	809	36

Operating expenses
Cost of services	1,302	43	1,194	54	108	9
Cost of product sales	253	8	243	11	11	4
Selling, general and administrative	588	19	511	23	77	15
Research and development	179	6	140	6	39	28
Goodwill impairment	—	—	296	13	(296)	(100)
Restructuring	(1)	—	47	2	(48)	(102)
Other operating expense	1	—	3	—	(2)	(51)
Total operating expenses	2,323	76	2,434	109	(111)	(5)

Operating income (loss)	716	24	(204)	(9)	920	> 200

Interest expense, net	264	9	297	13	(33)	(11)
Foreign exchange (gain) loss, net	(62)	(2)	153	7	(215)	(140)
Other expense, net	96	3	34	2	61	178
Total non-operating expenses	298	10	485	22	(187)	(38)

Income (loss) from continuing operations before provision for (benefit from) income taxes	418	14	(689)	(31)	1,106	161
Provision for (benefit from) income taxes	217	7	(45)	(2)	262	> 200
Income (loss) from continuing operations	200	7	(644)	(29)	844	131
Income from discontinued operations, net of tax	24	1	25	1	(1)	(3)
Gain on sale of discontinued operations, net of tax	391	13	—	—	391	—
Income from discontinued operations	415	14	25	1	390	> 200
Net income (loss)	615	20	(619)	(28)	1,234	199

Revenue
Total revenue for the nine months ended September 30, 2021 increased $809 million, or 36%, to $3,039 million from $2,230 million for the prior corresponding period. Total service revenue increased primarily due to our Global Lottery segment experiencing increased same-store sales for instant and draw-based and multi-jurisdiction jackpot ticket sales by 25% in the aggregate, principally in Italy and North America. Global Gaming service revenue increased primarily due to an increase in total yields from total installed base units principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions are lifted. These restrictions included casino and gaming hall capacity restrictions and closures within the prior corresponding period, in an effort to mitigate the spread of COVID-19. Digital & Betting service revenue growth is primarily attributable to expansion into new markets and increases to customer base in existing markets. Total product sales increases were primarily attributable to our Global Gaming segment, principally due to the lifting of many social distancing restrictions and casino operators returning to more moderate levels of investments resulting in a higher number of units sold. See “Segment Revenues and Key Performance Indicators” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the nine months ended September 30, 2021 increased $108 million, or 9%, to $1,302 million from $1,194 million for the prior corresponding period. This increase was primarily attributable to a $122 million increase within our Global Lottery segment, principally the result of increases of $26 million and $23 million in point of sale (“POS”) consumables and fees, respectively, $18 million in freight, $15 million in variable compensation related to the reinstatement of the Company’s incentive compensation plans that were temporarily suspended in 2020, discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans, and stock-based compensation expense for awards granted in 2020, $13 million in payroll and benefits, $8 million in marketing and advertising, and $7 million in insurance and taxes. Cost of services in our Global Gaming segment decreased by $13 million, principally as a result of a $12 million reduction in depreciation.Cost of services in our Digital & Betting segment increased by $9 million and is principally attributable to the $42 million increase in sales. As a percentage of service revenue, cost of services decreased by approximately 1,400 basis points driven by an approximate 2,100 basis point decrease in our Global Gaming segment resulting from disciplined cost management, benefits from costs savings initiatives, as well as increased operating leverage. Additionally, Global Lottery had an approximate 1,100 basis point decrease driven by higher sales and increased operating leverage.

Cost of product sales

Cost of product sales for the nine months ended September 30, 2021 increased $11 million, or 4%, to $253 million from $243 million for the prior corresponding period, primarily as a result of a $66 million increase in total product sales. Cost of product sales as a percentage of product revenue declined by approximately 900 basis points driven primarily by an approximate 1,500 basis point decrease in our Global Gaming segment principally as a result of a $23 million decrease in inventory obsolescence reserve and product mix, partially offset by slightly lower average selling prices on machine units sold.

Selling, general and administrative

Selling, general and administrative for the nine months ended September 30, 2021 increased $77 million, or 15%, to $588 million from $511 million for the prior corresponding period. This increase was primarily attributable to a $77 million increase in variable compensation across the business related to the reinstatement of incentive compensation plans that were temporarily suspended in 2020 due to uncertainties associated with COVID-19, discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans, and stock-based compensation expense related to awards granted in 2020 in Corporate and Other, Global Gaming, Global Lottery, and Digital & Betting of $40 million, $18 million, $17 million, and $2 million, respectively. The lower incentive plan expenses experienced in the prior year were related to management’s decision to suspend the plans due to uncertainties associated with the COVID-19 pandemic.

Research and development

Research and development for the nine months ended September 30, 2021 increased $39 million, or 28%, to $179 million from $140 million for the prior corresponding period. This increase was primarily attributable to a $25 million increase in variable compensation related to the reinstatement of incentive compensation plans that were cancelled in 2020 and discretionary bonuses expected to be paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who are not covered by existing incentive compensation plans in Global Gaming, Global Lottery, and Digital & Betting of $14 million, $8 million, and $3 million, respectively.

Goodwill impairment

There was no goodwill impairment for the nine months ended September 30, 2021. Goodwill impairment for the nine months ended September 30, 2020 was $296 million. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by the COVID-19 pandemic. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded $193 million and $103 million of non-cash impairment losses within the former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value.

Restructuring

Restructuring for the nine months ended September 30, 2021 was nominal compared to $47 million for the prior corresponding period. Management initiated restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization. The restructuring plans associated with simplifying our organizational structure and optimizing our global supply chain were substantially complete as of March 31, 2021. Our restructuring plan related to consolidating our global technology organization is expected to be substantially completed by the fourth quarter of 2021.

Non-operating expenses

Interest expense, net

Interest expense, net for the nine months ended September 30, 2021 decreased $33 million, or 11%, to $264 million from $297 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as reductions in interest rates.

Foreign exchange (gain) loss, net

Foreign exchange gain, net for the nine months ended September 30, 2021 was $62 million, compared to foreign exchange loss, net of $153 million for the prior corresponding period. Foreign exchange (gain) loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other expense, net

Other expense, net for the nine months ended September 30, 2021 increased $61 million from $34 million in the prior corresponding period. The increase was primarily related to the premium paid on the full redemption of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option.

Provision for (benefit from) income taxes

Provision for income taxes for the nine months ended September 30, 2021 was $217 million, compared to a benefit from income taxes of $45 million for the prior corresponding period. The increase was primarily due to the level of pre-tax income and increases in our valuation allowances related to our business interest expense limitation carryforward.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the nine months ended September 30, 2021 decreased $1 million from the prior corresponding period. Discontinued operations for the prior corresponding period reflect the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses that were sold on May 10, 2021. Refer to “Item 1.

Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” included herein for further information.

Gain on sale of discontinued operations, net of tax

During the second quarter of 2021, the Company recorded a $391 million gain upon the completion of the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” included herein for further information.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the nine months ended September 30,		Change
($ millions)	2021	2020	$	%
Service revenue
Operating and facilities management contracts	1,804	1,247	557	45
Systems, software, and other	240	212	28	13
	2,044	1,459	585	40
Product sales
Lottery products	81	74	6	9
	81	74	6	9
Global Lottery segment revenue	2,125	1,534	591	39

	For the nine months ended September 30,
(% on a constant-currency basis)	2021	2020
Global same-store sales growth (%)
Instant ticket & draw games	22.4%	(0.6)%
Multi-jurisdiction jackpots	56.9%	(23.7)%
Total	24.7%	(2.6)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	15.0%	6.1%
Multi-jurisdiction jackpots	56.9%	(23.7)%
Total	18.5%	2.8%

Italy same-store sales growth (%)
Instant ticket & draw games	53.3%	(21.7)%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts for the nine months ended September 30, 2021 increased $557 million, or 45%, to $1,804 million from $1,247 million for the prior corresponding period. This increase was primarily the result of a $449 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 24.7% increase in global same-store sales in the aggregate. Italy same-store sales grew 53.3%, as revenues in the prior corresponding period were lower primarily due to the temporary COVID-19 induced suspension of retail lottery sales and a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment due to social distancing restrictions imposed. Additionally, North America and Rest of world experienced an 18.5% increase in same-store sales, primarily as a result of increased instant and draw-based growth and higher jackpots from multi-state lotteries in North America, as well as a shift in consumer discretionary spending to lottery products. Same-store sales also experienced increases from the prior corresponding period due to the timing of the COVID-19 outbreak in the middle of March 2020. Additionally, there was an $85 million increase in lottery management agreement revenues, primarily attributable to expected incentives from increased sales in the current year compared to an expected net penalty position in the prior corresponding period.

Systems, software, and other

Service revenue from Systems, software, and other for the nine months ended September 30, 2021 increased $28 million, or 13%, to $240 million from $212 million for the prior corresponding period. This increase was primarily the result of a $28 million increase from our Italian commercial service offerings due to increased volumes.

Lottery products

Lottery products revenue for the nine months ended September 30, 2021 increased $6 million, or 9%, to $81 million from $74 million for the prior corresponding period. This increase was primarily attributable to higher demand for instant ticket products.

Global Gaming

	For the nine months ended September 30,		Change
($ millions, except yields)	2021	2020	$	%
Service revenue
Gaming terminal services	314	213	101	48
Systems, software, and other	153	138	15	11
	467	351	116	33
Product sales
Gaming terminals	229	146	83	57
Gaming other	95	118	(24)	(20)
	324	265	60	23
Global Gaming segment revenue	791	615	176	29

	For the nine months ended September 30,		Change
	2021	2020	Units / $	%
Installed base units
Total installed base units	49,578	49,382	196	—

Total yields(1)	$26.72	$17.33	$9.39	54

Global machine units sold
Total machine units sold	16,441	10,334	6,107	59
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location

Gaming terminal services

Service revenue from Gaming terminal services for the nine months ended September 30, 2021 increased $101 million, or 48%, to $314 million from $213 million for the prior corresponding period. This increase was primarily driven by a 54% increase in yields, principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were lifted. These restrictions included the shutdown of most casinos and gaming halls beginning in the first quarter of 2020, and upon re-opening, the removal or powering down of a portion of gaming machines from casino floors to maintain social distancing.

Systems, software, and other

Service revenue from Systems, software, and other for the nine months ended September 30, 2021 increased $15 million or 11%, to $153 million from $138 million for the prior corresponding period. This increase was primarily due to a $13 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals

Product sales from Gaming terminals for the nine months ended September 30, 2021 increased $83 million, or 57%, to $229 million from $146 million for the prior corresponding period. This increase was primarily associated with an increase of 6,107 in machine units sold, primarily driven by new and expansion machine units in the United States and Canada. The increase in these units was primarily the result of the segment’s recovery and casino operators returning to more moderate levels of investments.
Gaming other

Product sales from Gaming other for the nine months ended September 30, 2021 decreased $24 million, or 20%, to $95 million from $118 million for the prior corresponding period, primarily related to $27 million of strategic leases recognized as sale-type leases in the prior corresponding period and a $24 million reduction in the sale of AWP kits in Italy. These decreases were partially offset by an increase of $12 million in poker site licenses.

Digital & Betting

	For the nine months ended September 30,		Change
($ millions)	2021	2020	$	%
Service revenue
Digital and betting services	122	80	42	53
Other	1	1	—	—
Digital & Betting segment revenue	123	81	42	52

Digital and betting services

Digital and betting services revenue for the nine months ended September 30, 2021 increased $42 million, or 53%, to $122 million from $80 million from the prior corresponding period. This increase was principally related to expanding markets under our iGaming solutions, as well as the increased same-store sales in sports betting due to expanded customer base.

Operating income (loss)

	For the nine months ended September 30,		Change
($ millions)	2021	2020	$	%
Operating income (loss)
Global Lottery	871	447	424	95
Global Gaming	7	(170)	177	104
Digital & Betting	28	3	25	> 200
Corporate and Other	(190)	(484)	294	61
	716	(204)	920	> 200

Operating margin - Global Lottery	41.0%	29.2%
Operating margin - Global Gaming	0.9%	(27.6)%
Operating margin - Digital & Betting	22.8%	3.5%

Global Lottery

Segment operating margin for the nine months ended September 30, 2021 increased to 41.0% from 29.2% for the prior corresponding period. This increase is primarily the result of the 39% increase in the segment’s revenues. As the Global Lottery segment has a high percentage of fixed-costs, operating leverage increases as sales increase.

Global Gaming

Segment operating margin for the nine months ended September 30, 2021 increased to 0.9% in operating income from an operating loss of (27.6)% for the prior corresponding period primarily due to an increase in revenues of $176 million resulting from the segment’s continuing recovery from the effects of COVID-19, disciplined cost management and benefits from costs saving initiatives, and increased operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

Segment operating margin for the nine months ended September 30, 2021 increased to 22.8% from 3.5% from the prior corresponding period primarily due to an increase in revenues of $42 million as our digital and betting services have high profit flow through from incremental revenue due to being able to scale the business with a slower requirement to increase costs.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At September 30, 2021 and December 31, 2020, the Company's total available liquidity was as follows, respectively:

($ millions)	September 30, 2021	December 31, 2020
Revolving Credit Facilities due 2024	1,774	1,817
Cash and cash equivalents	435	907
Total Liquidity	2,209	2,724

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

The Company completed multiple debt transactions in 2021 and 2020. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Debt” included herein for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At September 30, 2021 and December 31, 2020, approximately 18% and 23% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	September 30, 2021		December 31, 2020
($ millions)	$	%	$	%
Euros	226	52	659	73
U.S. dollars	90	21	135	15
Other currencies	119	27	113	12
Total Cash	435	100	907	100

The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at September 30, 2021 and December 31, 2020.

Cash Flow Summary
The following table summarizes the condensed consolidated statements of cash flows. A complete condensed consolidated statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the nine months ended September 30,
($ millions)	2021	2020	$ Change
Net cash provided by operating activities from continuing operations	613	344	269
Net cash used in investing activities from continuing operations	(152)	(186)	34
Net cash used in financing activities	(1,804)	(204)	(1,600)
Net cash flows of continuing operations	(1,343)	(46)	(1,297)

Net cash (used in) provided by operating activities from discontinued operations	(31)	267	(298)
Net cash provided by (used in) investing activities from discontinued operations	852	(21)	872
Net cash flows from discontinued operations	821	246	575

Analysis of Cash Flows
Net Cash Provided by Operating Activities from Continuing Operations

During the nine months ended September 30, 2021, the Company generated $613 million of net cash provided by operating activities from continuing operations, an increase of $269 million compared to the prior corresponding period. This increase was principally attributed to an increase in operating income of $920 million.

Non-cash adjustments to net income for the nine months ended September 30, 2021 were $682 million, compared to $957 million for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a $296 million goodwill impairment incurred in the prior period, and a decrease in foreign exchange of $215 million for the nine months ended September 30, 2021. These decreases were partially offset by a $162 million increase in deferred income taxes, a $64 million increase in loss on the extinguishment of debt, and a $33 million increase in stock-based compensation..

Changes in operating assets and liabilities resulted in a cash outflow of $269 million for the nine months ended September 30, 2021 and a cash inflow of $30 million for the prior corresponding period.

Net Cash Used in Investing Activities from Continuing Operations

During the nine months ended September 30, 2021, the Company used $152 million of net cash for investing activities, a decrease of $34 million from the prior corresponding period. The decrease in net cash used in investing activities was principally attributed to a $37 million reduction in capital expenditures.

Net Cash Used in Financing Activities
During the nine months ended September 30, 2021, the Company used $1.8 billion of net cash for financing activities, compared to $204 million used for the prior corresponding period.

During the nine months ended September 30, 2021, cash flows used in financing activities primarily included principal payments of long-term debt of $2.8 billion, $92 million in return of capital to non-controlling interests, dividends paid to non-controlling interests of $89 million, $85 million of payments in connection with the early extinguishment of debt, and net payments of financial liabilities of $52 million. These cash outflows were partially offset by proceeds from long-term debt of $1.3 billion.

During the nine months ended September 30, 2020, cash flows used in financing activities primarily included principal payments on long-term debt of $959 million, dividends paid to non-controlling interests of $136 million, dividends paid to shareholders of $41 million, and payments in connection with the extinguishment of debt of $25 million. These cash outflows were partially offset by proceeds from long-term debt of $750 million, net proceeds from the Revolving Credit Facilities of $146 million, and net receipts from financial liabilities of $96 million.

Net cash flows from discontinued operations

During the nine months ended September 30, 2021, the Company completed the sale of the Italian B2C gaming businesses. At closing, the Company received net cash proceeds of $748 million and had receivables of €100 million and €125 million due December 31, 2021 and September 30, 2022, respectively. The Company received the payment due December 31, 2021 on August 5, 2021. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale”, included herein for further information.

Off-Balance Sheet Arrangements

At September 30, 2021, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2020 Form 20-F.

Dividends

No dividends were paid to shareholders during the nine months ended September 30, 2021. As part of the amendments to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 and the Senior Facility Agreement for the Euro Term Loan Facility due January 2023, the Company agreed to prohibit restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

On November 4, 2021, our Board of Directors declared a quarterly cash dividend of $0.20 per share. The dividend of approximately $41 million is payable on December 7, 2021, to shareholders of record at the close of business on November 23, 2021. The ex-dividend date is November 22, 2021. Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board of Director approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under “Item 5.C. Liquidity and Capital Resources” in our 2020 Form 20-F, except as disclosed in the “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Debt” included herein.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2020 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

Please see “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 8. Commitments and Contingencies” included herein.
Item 1A.    Risk Factors

The following risks should be considered in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes and the other risks described in the Safe Harbor Statement set forth in Item 5.F of the Company’s 2020 Form 20-F. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. For the nine months ended September 30, 2021, approximately 13% of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game and approximately 12% was earned for service provided for the operation of the Italian Scratch & Win instant ticket game.

The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. The law providing the extension of the license for instant tickets in Italy has been challenged from two operators (Sisal and Stanleybet) and the European Court of Justice ("ECJ") has been asked to express an opinion on the compatibility of that law within the E.U. law principles. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 25% of its total consolidated revenues for the nine months ended September 30, 2021. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment (equal to approximately 59.4% of its total consolidated revenues for the nine months ended September 30, 2021), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

In the event that the Company is unable or unwilling to perform certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract.

The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The outbreak of the novel coronavirus COVID-19 (“COVID-19”) has had and may continue to have an adverse effect on the Company’s business, operations, financial condition and operating results

The COVID-19 pandemic has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services, which had a negative impact on all aspects of the Company’s business. While many casinos and gaming halls have since reopened, some remain closed, and there can be no assurance that the Company will not be further affected by future shutdowns or other restrictions. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread, and any increase in COVID-19 cases in the markets in which the Company operates (including as a result of the emergence of new COVID-19 variants), and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, some of the Company’s suppliers have experienced, and may continue to experience, adverse effects of the pandemic, including but not limited to constraints on ability to meet the Company’s supply requirements on schedule, bankruptcy or insolvency, any of which could impact the Company’s supply chain and its ability to meet demand for its products and its contractual commitments.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

Adverse changes in discretionary consumer spending and behavior, including as a result of the COVID-19 pandemic, or other similar health epidemics, may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.

The revenue generated by the Company's business depends on consumers’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services from the Company.

The COVID-19 pandemic, and the public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and may continue to have, a negative effect on the Company. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the effects that the continuing COVID-19 pandemic, and any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel may have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in different ways. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities. Any of these factors may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s machine gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sports book partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could in the future cause, some of the Company’s customers to close casinos and gaming halls, decrease spending on marketing of or purchases of products or declare bankruptcy, which would adversely affect the Company’s business. The COVID-19 pandemic has also resulted in significant volatility in both the credit and equity markets, negatively impacting general economic conditions. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions may have an adverse impact on the Company

Demand for the Company’s machine gaming products and services is driven by the replacement of existing gaming machines in casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing, and have been, and could continue to be, adversely affected by the COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

The Company is subject to substantial penalties for failure to perform

The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.

At September 30, 2021, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.2 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. continued to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. remained the same. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal (the “Post-Brexit Trade Agreement”) on certain aspects of trade and other strategic and political issues and on January 1, 2021, the U.K. left the European Union Single Market and Customs Union. The Post-Brexit Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the E.U. will now be on more restricted terms than existed previously. While the Post-Brexit Trade Agreement provides some clarity regarding future relationship between the U.K. and the E.U., uncertainties remain and further negotiations are expected. The continued uncertainty following the U.K.’s withdrawal from the E.U. could adversely affect business activity, restrict the movement of capital and the mobility of personnel and otherwise impair political stability and economic conditions in the U.K., the EU and elsewhere. Because the Company maintains significant operations in the E.U., any of these developments could have a material adverse effect on its business, future operations, operating results and cash flows.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. Newer products also require adequate supply of electronic components and other raw materials, for which the Company relies on third party suppliers. See “The Company faces supply chain risks that could adversely affect its financial results” below. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, or if the Company is unable to source adequate supplies to manufacture its newer products, its results of operations, business, financial condition, or prospects could be negatively impacted.

If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed

The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees, or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent, or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer, and disclosure of software, may be unenforceable under the laws of certain jurisdictions.

The Company’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its technologies and game innovations. The Company may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright, or issued patent will provide competitive advantages for the Company or that the Company’s intellectual property will not be successfully challenged or circumvented by competitors.

The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

If the Company is unable to license intellectual property from third parties, its ability to compete in the market may be harmed

The Company licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products, or services.

In addition, some of the Company’s most popular games and features are based on trademarks, patents and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. If the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks, which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time-consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows.

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l), completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. Further, the Company may incur unexpected costs, or fail to realize expected benefits from such acquisitions. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

The Company frequently uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws and regulations rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

Legal and Compliance Risks

Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects

On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. On January 20, 2021, the United States Court of Appeals for the First Circuit affirmed in part the NH Decision (the “First Circuit Decision”). The First Circuit Decision also vacated the portion of the NH Decision that set aside the 2019 Opinion. The DOJ had until June 21, 2021 to file a petition for writ of certiorari seeking review by the U.S. Supreme Court. However, the DOJ let that deadline pass without filing a writ or seeking an extension. Accordingly, the First Circuit Decision is final and unappealable. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision and the First Circuit Decision. The Company’s management is evaluating the First Circuit Decision, the 2019 Opinion, and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company faces risks related to the extensive and complex governmental regulation applicable to its operations

The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. These regulatory requirements are constantly evolving and may vary from jurisdiction to jurisdiction. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

In addition, in the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries, sports betting, and gaming are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries, sports betting, or gaming do not approve such activities or if those jurisdictions that currently authorize lotteries, sports betting, or gaming do not continue to permit such activities.

Investigations by governmental and licensing entities can result in adverse findings or negative publicity

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on using data to profile data subjects;
•providing data subjects with personal data in a usable format on request and erasing personal data in certain circumstances; and
•reporting of breaches without undue delay (72 hours where feasible).

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries, particularly those in Italy, deal with a significant amount of employee and customer personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines for data breaches of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs

Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.

The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.

There can be no assurance that the policies and procedures the Company has implemented have been or will be followed at all times or will effectively detect and prevent violations of these laws by one or more of the Company's directors, officers, employees, consultants, agents, joint-venture partners or other third-party partners. As a result, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures that in turn could have a material adverse effect on its business, results of operations and financial condition.

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation

The popularity and acceptance of gaming is influenced by prevailing social attitudes toward gaming, and changes in social attitudes toward gaming could result in reduced acceptance of gaming as a leisure activity. Further, from time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to digital gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

Changes to U.S. and foreign tax laws could adversely affect the Company

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and judgment is required in determining the Company’s global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company’s global provision for income taxes.

Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act, which significantly changed the U.S. corporate income tax system and has had a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.

In addition, tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the E.U., as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase the Company’s tax obligations in countries where it does business. If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Operational Risks

The Company faces supply chain risks that could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources all the manufacturing and assembly of certain lottery terminals and portions of other products to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules.

In the three-month period ended September 30, 2021, the Company experienced, and the Company may continue to experience, disruptions throughout its supply chain relating to parts sourcing. In particular, the Company has been adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of gaming machines, which has led to delays in the delivery of electronic components and has caused long lead times to be associated with new orders for electronic components. These shortages have required the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long it will be impacted by the shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in the cost of supplies. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

The Company’s management believes that if a supply contract with one of its vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Further, supply chain constraints and shortages could cause the Company’s existing vendors to be unable to meet supply commitments, which may cause delays in the Company’s ability to meet its contractually committed delivery schedules. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents

The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

For example, in October 2020, the Italian Tax Police announced that it is investigating alleged misconduct by a small number of the Company’s former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The investigation has since progressed with the Italian prosecutor serving notice of pending indictments on several individuals connected to this matter including the Company’s former employees. The investigation also has led to the initiation of other governmental reviews and inspections, including by the Italian lottery regulator. The Company is fully cooperating with the Italian Tax Police and other regulators in order to facilitate their reviews and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, the investigation and other governmental reviews and inspections (including any resulting adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems

The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products and systems. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.

The Company and its operations are subject to cyber-attacks and cyber-security risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber-attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature. The Company continues to experience cyber-attacks of varying degrees and phishing attacks on a regular basis. To date, the Company has not suffered any material losses as a result of such attacks. The Company's internal policies and procedures may not be able to prevent or detect every cyber-attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber-attack.

Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.

The Company may face decreased operational efficiency and productivity due to measures taken to reduce the impact of the COVID-19 pandemic

The outbreak of COVID-19 caused the Company and certain of its suppliers, to implement temporary measures to ensure continued operations. At the onset of the pandemic, the Company took measures to monitor and reduce the impact of the outbreak on its operations, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites requiring employees to be present. Most employees were required to work remotely. As the pandemic evolves, the Company is now focusing on continuous global pandemic monitoring and vaccination strategies in countries in which it does business, as well as employee wellness and future of work strategies for “return to work”. The Company also took measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred non-critical capital expenditures, implemented a number of employee-related actions, and may in the future implement further actions. However, longer term impacts of the pandemic on the

Company’s operations, customers, and employees will likely continue to affect the Company. The Company may still experience lower work efficiency and productivity among teams which traditionally require high levels of collaboration and interaction, which may adversely affect its service responsiveness and may interfere with the Company’s growth strategies. Further, its business operations could be disrupted at any time if any of the Company’s employees are suspected of infection, since this may cause its employees to be quarantined and/or its offices to be temporarily shut down. The Company will continue to incur costs for its operations, and its revenues during this period are difficult to predict. As a result of the above developments, the Company’s business, results of operations, cash flows, and financial condition have been and may continue to be adversely affected by the COVID-19 pandemic. Furthermore, the COVID-19 pandemic has changed the way the Company connects with customers, as many in-person trade shows and conferences have been canceled, requiring sales teams and executives to meet with customers virtually. If the Company is unable to effectively adapt to these new methods of connecting with customers, or if these new methods prove to be less effective than the Company’s traditional methods of operation, it could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

Failures in technology may disrupt the Company’s business and have an adverse effect on its results of operations

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware in an effort to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects

Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•pay dividends and repurchase shares;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•incur indebtedness; and
•grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

On May 7, 2020, the Company entered into an agreement to amend its Senior Revolving Credit Facilities Agreement (the “RCF Amendment”) and on May 8, 2020, the Company entered into an agreement to amend its Senior Term Loan Facility Agreement (the TLF Amendment, and together with the RCF Amendment, the “Amendments”) to provide temporary relief from its financial covenants. The Amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the Amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

The Company may incur additional impairment charges

The Company reviews its amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment in the three months ended March 31, 2020, which resulted in a $296 million goodwill impairment charge reducing the value of its former International and North America Gaming and Interactive segments. While during the nine months ended September 30, 2021, the Company did not identify the occurrence of any triggering events that would indicate that the fair value of any reporting units may be below its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 11. Goodwill” included herein.

Unfavorable economic and business conditions resulting from the COVID-19 pandemic could negatively impact the Company’s ability to remain in compliance with its financial covenants

In order to remain in compliance with the Company’s debt covenants and meet its payment obligations, the Company entered into the Amendments to provide temporary relief from its financial covenants. Please refer to “Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects” above for more information regarding the details of the Amendments.

Unfavorable economic and business conditions resulting from the COVID-19 pandemic have impacted, and could continue to impact the Company’s business. For example, due to the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls remain closed. The closure and restriction on operations of casinos and gaming halls significantly disrupted the Company’s ability to generate revenues. If the Company is unable to generate machine gaming and other revenue due to closures of casinos and gaming halls, this would negatively impact its ability to remain in compliance with its financial covenants and meet its payment obligations even after the Amendments.

If the Company is unable to meet its financial covenants or in the event some other event of default arises, the Company’s lenders could exercise certain remedies, including declaring the principal of and accrued interest on all outstanding indebtedness due and payable and terminating all remaining commitments and obligations. Although the lenders under the Company’s Senior Revolving Credit Facilities Agreement and Senior Term Loan Facility Agreement could waive the defaults or forebear the exercise of remedies, they would not be obligated to do so. Such default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Failure to obtain such a waiver in the future would have a material adverse effect on the Company’s liquidity, financial condition, and results of operations.

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini S.p.A., and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions

At September 30, 2021, De Agostini S.p.A. had an economic interest in the Parent of approximately 50.40% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 64.98% of the total voting rights. See “Item 7. Major Shareholders and Related Party Transactions” in the Company’s 2020 Form 20-F for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain

No statutory, judicial, or administrative authority has provided public guidance in respect of the special voting shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's special voting shares, which may be relevant to the tax consequences of owning, acquiring, or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the special voting shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of special voting shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of special voting shares. See “Item 10.E Taxation” in the Company’s 2020 Form 20-F for additional information.

The loyalty voting structure may affect the liquidity of the Parent's ordinary shares and reduce their ordinary share price

The loyalty voting structure may limit the liquidity and adversely affect the trading prices of the Parent's ordinary shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting persons holding ordinary shares continuously for at least three years the option to elect to receive special voting shares. The special voting shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding special voting shares shall cease to confer any voting rights in connection with such special voting shares. This loyalty voting structure is designed to encourage a stable shareholder base, but it may deter trading by those shareholders who are interested in gaining or retaining the special voting shares. Therefore, the loyalty voting structure may reduce liquidity in the Parent's ordinary shares and adversely affect their trading price.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: November 9, 2021